UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74640Y106

(CUSIP Number)

Paul Zepf

10 Allison Lane

Thornwood, New York 19594

(646) 756-2877

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y106

1.	Names of Reporting Persons. Global Partner Sponsor I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 74640Y106

1.	Names of Reporting Persons. Paul Zepf
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 670,571
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 670,571
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 670,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.7%
14.	Type of Reporting Person (See Instructions): IN

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EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on behalf of Global Partner Sponsor I LLC (the “Sponsor”) and Paul Zepf (together with the Sponsor, the “Reporting Persons”), with respect to the Class A Common Stock of Purple Innovation, Inc. (the “Issuer”) on February 13, 2018 (the “Schedule 13D”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of shares of Class A Common Stock and warrants to purchase Class A Common Stock by the Sponsor on a pro rata basis to its members or their permitted transferees, including to Mr. Zepf, and (ii) that the Sponsor has ceased to beneficially own more than five percent of the class of Class A Common Stock.

 Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented and amended to add the following:

On March 27, 2018, the Sponsor made a pro rata distribution (for no consideration) to its members of all of the 1,293,750 shares of Class A Common Stock and warrants to purchase 1,641,250 shares of Class A Common Stock that it owned (the “Distribution”). As a result of the Distribution, Mr. Zepf received (i) 288,556 shares of Class A Common Stock and (ii) warrants to purchase 382,015 shares of Class A Common Stock.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The Reporting Persons’ current beneficial ownership in the Issuer and the Class A Common Stock arising from such ownership is set forth on the cover pages to this Amendment No. 1 and is incorporated by reference herein. The ownership percentages appearing on such cover pages have been calculated based on a total of 9,682,855 shares of Class A Common Stock outstanding as of March 23, 2018, as disclosed in the Registration Statement on Form S-3, as amended, filed by the Issuer with the SEC on March 23, 2018.

(c) Except as set forth herein and elsewhere in the Schedule 13D, there have been no other transactions in the class of securities reported on that were effected by the Reporting Persons within the past sixty days.

(d) Not applicable.

(e) As a result of the Distribution, the Sponsor ceased to be the beneficial owner of more than five percent (5%) of the class of Class A Common Stock on March 27, 2018.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 29, 2018

GLOBAL PARTNER SPONSOR I LLC,
a Delaware limited liability company

By:	/s/ Paul Zepf
Name:	Paul Zepf
Title:	Managing Member

/s/ Paul Zepf
Paul Zepf

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